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08031336

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MAY 19 2008

Washington, DC
103

FORM X-17A-5
PART III

SEC FILE NUMBER
8-43308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST RESEARCH FINANCE, INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4315 BRIARGROVE LANE
(No and Street)

DALLAS (City) TEXAS (State) 75287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN LAWRENCE 972-535-8994
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 29 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - if individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115, (Address) DALLAS, (City) TEXAS (State) 75240-4253 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

5/28

OATH OR AFFIRMATION

I, ALAN LAWRENCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FIRST RESEARCH FINANCE, INCORPORATED as of MARCH 31, 2008, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

FRAN CARRUTH NOTARY PUBLIC TEXAS My Comm. Expires July 13, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

FIRST RESEARCH FINANCE, INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2008

CONTENTS

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2008

ASSETS

Cash		$ 55,351
Commissions receivable		4,481
Deposit with clearing organization		11,285
		$ 71,117

LIABILITY AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable	$ 2,453	
Commissions payable	4,337	
Federal income tax payable	3,263	
Franchise tax payable	2,230	
Total current liabilities		$ 12,283
STOCKHOLDER'S EQUITY:		
Common stock, 3,000 shares of $.01 par value authorized and 989 shares issued and outstanding	10	
Additional capital	15,435	
Retained earnings	43,389	
Total stockholder's equity		58,834
		$ 71,117

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2008

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	TOTAL
Balances at March 31, 2007	$ 10	$ 15,435	$ 3,471	$ 18,916
Net income			39,918	39,918
Balances at March 31, 2008	$ 10	$ 15,435	$ 43,389	$ 58,834

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2008

OPERATING ACTIVITIES:		
Net income	$ 39,918	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in commissions receivable	(3,311)	
Increase in deposits with clearing organizations	(427)	
Decrease in accounts payable	(3,006)	
Increase in commission payable	3,176	
Decrease in income taxes payable	(630)	
Increase in franchise tax liability	2,230	
Net cash provided by operating activities		$ 37,950
Cash at beginning of year		17,401
Cash at end of year		$ 55,351

The accompanying notes are an integral part of the financial statements.

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of assets in the balance sheet approximate fair value.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2008, the Company had net capital of $57,727 which was $52,727 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.21 to 1.

E. RELATED PARTY TRANSACTIONS:

The Company has a leasing agreement with the sole shareholder for the use of office space. This leasing agreement requires the Company to pay the property taxes on the related property as rent. The property taxes were $8,084 for the year ended March 31, 2008.

An officer of the Company provides monthly accounting services to the Company. This individual was paid $6,000 in accounting fees during the year ended March 31, 2008.

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
FIRST RESEARCH FINANCE, INCORPORATED
DALLAS, TEXAS

We have audited the accompanying financial statements of **FIRST RESEARCH FINANCE, INCORPORATED** as of and for the year ended March 31, 2008, and have issued our report thereon dated May 3, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

May 3, 2008

FIRST RESEARCH FINANCE, INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

MARCH 31, 2008

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 823
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 52,727
Excess net capital at 1000%	$ 56,499
Ratio of aggregate indebtedness to net capital	.21 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 59,958
Audit adjustments	2,231
NET CAPITAL	$ 57,727

FIRST RESEARCH FINANCE, INCORPORATED

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2008

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
FIRST RESEARCH FINANCE, INCORPORATION
ROCKWALL, TEXAS

In planning and performing our audit of the financial statements and supplemental schedules of **FIRST RESEARCH FINANCE, INCORPORATION,** for the year ended March 31, 2008, we considered its internal control, including control procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we had made a study of the practice and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.